January 10, 2006

VIA FACSIMILE AND EDGAR TRANSMISSION H. Roger Schwall Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Companhia Vale Do Rio Doce Form 20-F for Fiscal Year Ended December 31, 2004 File No. 001-15030 Response to Staff Comment Letter dated December 23, 2005

Dear Mr. Schwall:

By letter dated December 23, 2005, the staff of the Securities and Exchange Commission (the"Staff") provided certain comments on the annual report on Form 20-F filed on June 2, 2005 (the "2004 Form 20-F") by Companhia Vale do Rio Doce ("CVRD") and Vale Overseas, Ltd. ("Vale Overseas" and, together with CVRD, the "Companies"). This letter provides the Companies' responses to the Staff's comments. For your convenience, we have reproduced below in italics the Staff's comments and have provided responses immediately below the comments. All page numbers refer to the page numbers contained in the 2004 Form 20-F.

Note 3 — Summary of Significant Accounting Policies, page F-9

1.	We note your disclosure on pages 107 to 115 and F-16 regarding the mandatory dividend and equity interest payments to shareholders. Please expand your note disclosure to address each of the following:
•	Disclose how the amount of the dividend and equity interest payments for both common shareholders and preferred shareholders are calculated, as applicable.
•	Disclose when the amounts of each are determined, when they are recorded in your financial statements and when they are paid.
•	Disclose how these payments impact your calculation of earnings per share.

•	Identify the extent to which the calculation or the timing of the payment or recording of the dividend has changed from year to year.

As described in Item 8 of the 2004 Form 20-F, since 1997 CVRD has paid dividends of at least 50% of the amount of net income available for distribution under Brazilian corporate law. These distributions far exceed both (a) the minimum amount required to be distributed under Brazilian corporate law and our bylaws (the "minimum distribution") and (b) the dividend required to be distributed on the preferred shares (the "preferred distribution").

We believe that the disclosures in the 2004 Form 20-F sufficiently describe our dividend requirements and practices and the related accounting. As to the specific points raised by the comment:

•

The amount and timing of dividends (including dividends that are treated for tax purposes as interest attributable to stockholders) are determined when dividends are approved by the shareholders, in the case of annual dividends, or by the board of directors, in the case of interim dividends. This is disclosed in Item 8, and we submit that it is not required in the notes to the financial statements.

•	Dividends are recognized when they are declared.
•	In note 16 and in Item 10, we describe the minimum distribution and the preferred distribution.
•

Our earnings per share calculation has not been affected by the preferred distribution. In each year, our net income has substantially exceeded the aggregate amount of the preferred distribution. The implementation of EITF 03-6 does not affect our calculations of earnings per share, as disclosed in note 5 to the financial statements.

•	We have not made any change in our accounting policies or practices relating to dividends.

Audit Reports from Independent Accountants Listed in Note 23 to the Consolidated Financial Statements of Companhia Vale Rio Doce, page B-1

2.

We note that the reports on certain subsidiary financial statements on pages B-2 to B-16 refer to an audit conducted in accordance with U.S. generally accepted accounting standards. An audit report on a non-issuer subsidiary of an issuer that is included in an SEC filing due to reference by the principle auditor or another auditor is required to refer to the standards of the Public Company Accounting Oversight Board (United States), as opposed to the U.S. generally accepted auditing standards. Please refer to Section V.I.A. of the June 15, 2004 SEC Regulations Committee Minutes which are available on the AICPA's website at the following link: http://www/aicpa/org.download/belt/2004_0615_highlights.pdf. We note that this requirement was effective for any audit reports issued or re-issued beginning May 24, 2004 pursuant to the requirements of Auditing Standard No. 1.

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We filed a report on Form 6-K on January 6, 2006 supplying all the audit reports revised to refer to PCAOB standards. The reports we file with the Form 20-F for 2005 will also refer to PCAOB standards.

Engineering Comments

Lines of Business, page 25

3.	You disclose that your estimates of mineral reserves have been audited and verified by Pincock Allen & Holt.
a.	Please provide us with a copy of all reports produced during this review.
b.	Also provide a complete listing of all third-party reserve estimation or audit reports produced for your mines during the past three years.

The reports prepared by Pincock Allen & Holt are very voluminous and contain confidential material. We respectfully request that the Staff permit us to treat this as a request for supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, so that we may provide the material directly to Mr. Baer.

* * * * *

The Companies hereby acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Companies; that Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filing; and that Staff comment may not be asserted as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar or Mark Adams at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000. Accounting questions may be directed to Dennis Neider of PricewaterhouseCoopers LLP at + (973) 236-4996.

Sincerely,

/s/ Roberto Castello Branco

Roberto Castello Branco

Director of Investor Relations

cc:	Gabrielle Malits, Staff Accountant

Jill Davis, Branch Chief

Roger Baer, Mining Engineer

Securities and Exchange Commission

Dennis Neider

PricewaterhouseCoopers LLP

Kieran McManus

PricewaterhouseCoopers Auditores Independentes

Nicolas Grabar

Mark Adams

Cleary Gottlieb Steen & Hamilton LLP

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